03016295

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 10 2003
WASH D.C. 155

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 6, 2003, Series 2003-3	333-99117

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 7, 2003

AMERIQUEST MORTGAGE
SECURITIES INC.

By: ______________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.

AMERIQUEST MORTGAGE COMPANY

$447,826,000 *(Approximate)*

Asset-Backed Pass-Through Certificates Series 2003-3

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

UBS Warburg	Deutsche Bank

February 27, 2003

The analysis in this report is based on information provided by Ameriquest Mortgage Securities, Inc. (the "Depositor"). UBS Warburg LLC ("UBSW") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBSW and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBSW is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBSW in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBSW nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBSW AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBSW IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED February 27, 2003

Ameriquest Mortgage Securities, Inc.
Asset-Backed Pass-Through Certificates, Series 2003-3
$447,826,000 *(Approximate)*

Subject to Revision

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Expected Final Maturity	Expected Ratings S&P / M / F
AV-1	624,674,000	FLOAT	*Not Offered*					
AF	162,938,000	FIXED	3.11	04/03 – 10/10	24	30/360	03/25/2033	AAA / Aaa / AAA
AV-2	111,638,000	FLOAT	2.45	04/03 – 10/10	0	Act/360	03/25/2033	AAA / Aaa / AAA
S*	Notional	IO	1.61	04/03 – 09/05	24	30/360	09/25/2005	AAA / Aaa / AAA
M-1	71,500,000	FLOAT	5.18	07/06 – 10/10	0	Act/360	03/25/2033	AA / Aa2 / AA
M-2	57,750,000	FLOAT	5.12	05/06 – 10/10	0	Act/360	03/25/2033	A / A2 / A
M-3	30,250,000	FLOAT	5.10	04/06 – 10/10	0	Act/360	03/25/2033	BBB+ / Baa1 / BBB+
M-4	13,750,000	FLOAT	5.09	04/06 – 10/10	0	Act/360	03/25/2033	BBB / Baa2 / BBB
Total	**447,826,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months (PPV)
Adjustable-Rate Mortgage Loans	27% CPR

*Class S Notional Schedule

*Class S pays a 5.0% coupon subject to its Net WAC Cap. The Class S notional balance is equal to the lesser of (i) the sum of the aggregate principal balance of the Mortgage Loans in loan group I and (ii) the schedule described below.

Month	Schedule
1 - 6	$112,800,000
7 – 12	$96,000,000
13 – 18	$72,000,000
19 – 24	$48,000,000
25 – 30	$24,000,000
31 and thereafter	$0

Rating Agency Contacts

Standard & Poor's
Linda Wu 212-438-1567

Moody's
Nicholas Vassalli 212-553-0323

Fitch
Quincy Tang 212-908-0693
Kei Ishidoya 212-908-0238

Transaction Overview

Offered Securities:	Approximately $111,638,000 senior floating-rate Certificates ("Class AV-2 Certificates"), approximately $162,938,000 senior fixed-rate Certificates ("Class AF Certificates"), notional amount senior interest-only certificates ("Class S Certificates"), and approximately $173,250,000 mezzanine floating-rate Certificates ("Class M Certificates"). The Class AF Certificates are backed by fixed-rate first lien mortgage loans ("Group II Mortgage Loans"). The Class AV-2 Certificates are backed by adjustable-rate first lien mortgage loans with principal balances that may not conform to Freddie Mac guidelines ("Group III Mortgage Loans"). The Class M Certificates are supported by all of the mortgage loans.
Non-Offered Securities:	Approximately $624,674,000 floating-rate Class AV-1 Certificates (collectively with the Class AV-2 and AF Certificates, the "Class A Certificates"). The Class AV-1 Certificates and the Class S Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that conform to Freddie Mac guidelines ("Group I Mortgage Loans").
Collateral:	As of March 1, 2003, the Mortgage Loans will consist of approximately 6,906 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans (the "Mortgage Loans") with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,100,000,004 as of the Cut-off Date. The Mortgage Loans will be separated into three groups. The Group I Mortgage Loans will represent approximately 5,360 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Freddie Mac guidelines, totaling $764,127,520. The Group II Mortgage Loans will represent approximately 1,202 fixed-rate mortgage loans, with principal balances that may or may not conform to Freddie Mac guidelines, totaling $199,312,958. The Group III Mortgage Loans will represent approximately 344 adjustable-rate mortgage loans, with principal balances that may not conform to Freddie Mac guidelines, totaling $136,559,526.
Class A Certificates:	Class AV-1, AF, and AV-2 Certificates.
Class M Certificates:	Class M-1, M-2, M-3 and M-4 Certificates.
Depositor:	Ameriquest Mortgage Securities Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company
Trustee:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	UBS Warburg and Deutsche Bank Securities
Co-Managers:	Banc of America Securities, Merrill Lynch, Salomon Smith Barney
Cut-off Date:	March 1, 2003
Expected Pricing:	Week of February 24, 2003
Expected Closing Date:	On or about March 7, 2003

Transaction Overview

Record Date:	For the Class AV-2 Certificates and Class M Certificates: The business day immediately preceding the Distribution Date. For the Class AF Certificates and Class S Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in April 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including April 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	Class AV-2 Certificates and Class M Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. Class AF Certificates and Class S Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee calculated at the Trustee Fee Rate of 0.0020% per annum. Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Optional Termination:	The Master Servicer at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of Mortgage Loans as of the Cut-off Date.

Transaction Overview

Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.
Credit Enhancement:	1) Excess Interest 2) Overcollateralization ("OC") 3) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-4 Certificates, fourth, to the Class M-3 Certificates, fifth, to the Class M-2 Certificates and sixth, to the Class M-1 Certificates. There will be no allocation of realized losses to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if net monthly excess cashflow and/or the Overcollateralized Amount are greater than zero on any subsequent Distribution Dates).
Overcollateralization Target Amount:	With respect to any distribution date, (i) prior to the Stepdown Date, an amount equal to approximately 2.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $5,500,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.
Stepdown Date:	The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in April 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 36.50%.

Transaction Overview

Credit Enhancement Percentage: The Credit Enhancement Percentage for the Class A Certificates on any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P / M / F)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa / AAA	18.25%	36.50%
M-1	AA / Aa2 / AA	11.75%	23.50%
M-2	A / A2 / A	6.50%	13.00%
M-3	BBB+ / Baa1 / BBB+	3.75%	7.50%
M-4	BBB / Baa2 / BBB	2.50%	5.00%

Net WAC Cap: Class A Certificates: The rate per annum equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans (adjusted for the effect of the Class S payment) in the case of the Class AV-1 Certificates, the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class AF Certificates, and the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans in the case of the Class AV-2 Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans (adjusted for the effect of the Class S payment), the Group II Mortgage Loans, and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Expense Adjusted Net Mortgage Rates: The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the Servicing Fee Rate and the Trustee Fee Rate.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two years following the date of origination, and the pass-through rates on the Offered Certificates that are floating rate are based on one-month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Excess Interest on a subordinated basis on the same Distribution Date or in any subsequent period.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount: If on any distribution date, the pass-through rate for a class of Offered Certificates is based on the Net WAC Rate, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date (ii) and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Interest Carry Forward Amount: For each class of Offered Certificates, on any distribution date, shall equal the sum of (i) the excess of (a) the accrued certificate interest for such Class with respect to the prior distribution date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior distribution date, over (b) the amount actually distributed to such class with respect to interest on such prior distribution date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (vi) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Until the Step-down Date, or if a Trigger Event occurs, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Step-down Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a 36.50% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage).

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a 23.50% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then on the Class M-2 Certificates until it reaches a 13.00% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates, until it reaches a 7.50% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), and then on the Class M-4 Certificates, until it reaches a 5.00% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
AV-1	2 * Margin
AV-2	2 * Margin
AF	Coupon + 0.50%
M	1.5 * Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 16.50%.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Closing Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
April 2006 through March 2007	3.25%
April 2007 through March 2008	5.00%
April 2008 through March 2009	6.50%
April 2009 through March 2010	7.50%
April 2010 and thereafter	7.75%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates (the Class S Certificates with Class AV-1, pro rata), including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates.
5. From Excess Interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above.

Source for Calculation of One-Month LIBOR:

Telerate page 3750.

ERISA:

Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA:

The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC:

The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	BBB+ / Baa1 / BBB+
M-4	BBB / Baa2 / BBB

Form of Registration:

Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations:

$25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	6,906		
Aggregate Current Principal Balance:	$1,100,000,003.89		
Average Current Principal Balance:	$159,281.78		$46,020 – $725,253
Aggregate Original Principal Balance:	$1,101,048,703.00		
Average Original Principal Balance:	$159,433.64		$50,000 - $725,750
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	8.076%		4.900% - 13.750%
Wtd. Avg. Original Term (months):	353		180 – 360
Wtd. Avg. Remaining Term (months):	352		175 – 360
Margin (ARM Loans Only):	6.206%		2.500% - 7.125%
Maximum Interest Rate (ARM Loans Only):	14.253%		10.900% - 19.500%
Minimum Interest Rate (ARM Loans Only):	8.253%		4.900% - 13.500%
Wtd. Avg. Original LTV:	80.22%		8.17% - 95.00%
Wtd. Avg. Borrower FICO:	616		500 – 810
Geographic Distribution (Top 5):	CA	24.27%	
	NY	11.22%	
	IL	7.24%	
	FL	5.93%	
	MA	5.39%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	4,891	$ 786,068,942.37	71.46
Fixed Rate	2,015	313,931,061.52	28.54
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	209	$ 10,450,000.00	0.95
50,000.01 – 100,000.00	2,019	149,872,725.00	13.61
100,000.01 – 150,000.00	1,707	211,133,692.00	19.18
150,000.01 – 200,000.00	1,116	192,907,154.00	17.52
200,000.01 – 250,000.00	760	168,746,544.00	15.33
250,000.01 – 300,000.00	441	120,545,259.00	10.95
300,000.01 – 350,000.00	274	88,763,803.00	8.06
350,000.01 – 400,000.00	184	69,255,474.00	6.29
400,000.01 – 450,000.00	105	44,650,705.00	4.06
450,000.01 – 500,000.00	82	39,416,847.00	3.58
500,000.01 – 550,000.00	3	1,570,750.00	0.14
550,000.01 – 600,000.00	4	2,335,000.00	0.21
650,000.01 – 700,000.00	1	675,000.00	0.06
700,000.01 – 750,000.00	1	725,750.00	0.07
Total:	**6,906**	**$ 1,101,048,703.00**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
46,019.01 - 50,000.00	230	$ 11,477,371.76	1.04
50,000.01 – 100,000.00	2,009	149,773,033.47	13.62
100,000.01 – 150,000.00	1,700	210,422,672.39	19.13
150,000.01 – 200,000.00	1,122	194,130,103.08	17.65
200,000.01 – 250,000.00	751	166,847,331.79	15.17
250,000.01 – 300,000.00	440	120,176,656.47	10.93
300,000.01 – 350,000.00	275	89,027,617.45	8.09
350,000.01 – 400,000.00	184	69,241,826.72	6.29
400,000.01 – 450,000.00	105	44,665,758.39	4.06
450,000.01 – 500,000.00	81	38,935,025.35	3.54
500,000.01 – 550,000.00	3	1,569,119.34	0.14
550,000.01 – 600,000.00	4	2,333,652.04	0.21
650,000.01 – 700,000.00	1	674,582.59	0.06
700,000.01 – 750,000.00	1	725,253.05	0.07
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

Remaining Term

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	254	$ 25,385,149.96	2.31
181 - 240	239	27,269,454.11	2.48
301 - 360	6,413	1,047,345,399.82	95.21
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 – 4.999	3	$ 469,316.48	0.04
5.000 – 5.499	6	911,162.70	0.08
5.500 – 5.999	21	5,914,080.16	0.54
6.000 – 6.499	291	63,536,375.57	5.78
6.500 – 6.999	984	195,700,940.23	17.79
7.000 – 7.499	764	140,645,921.94	12.79
7.500 – 7.999	1,220	216,443,008.08	19.68
8.000 – 8.499	777	115,936,340.07	10.54
8.500 – 8.999	1,000	141,807,804.25	12.89
9.000 – 9.499	460	56,760,079.54	5.16
9.500 – 9.999	615	72,758,131.27	6.61
10.000 – 10.499	180	19,364,612.66	1.76
10.500 – 10.999	271	32,979,985.77	3.00
11.000 – 11.499	97	11,449,345.82	1.04
11.500 – 11.999	127	14,816,471.39	1.35
12.000 – 12.499	57	6,857,398.89	0.62
12.500 – 12.999	29	3,440,191.93	0.31
13.000 – 13.499	2	101,247.35	0.01
13.500 – 13.999	2	107,589.79	0.01
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	51	$ 4,259,868.56	0.39
30.01 – 35.00	37	3,615,281.08	0.33
35.01 – 40.00	51	4,997,188.88	0.45
40.01 – 45.00	56	6,098,821.64	0.55
45.01 – 50.00	90	12,153,016.16	1.10
50.01 – 55.00	121	15,595,527.97	1.42
55.01 – 60.00	241	32,136,196.81	2.92
60.01 – 65.00	344	50,763,494.85	4.61
65.01 – 70.00	409	64,364,711.49	5.85
70.01 – 75.00	864	127,935,544.12	11.63
75.01 – 80.00	1,145	180,473,189.28	16.41
80.01 – 85.00	1,186	189,084,445.06	17.19
85.01 – 90.00	1,880	323,455,593.37	29.41
90.01 – 95.00	431	85,067,124.62	7.73
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Score	20	$ 1,803,878.21	0.16
500 – 519	255	36,773,638.91	3.34
520 – 539	502	66,608,349.97	6.06
540 – 559	761	112,114,699.82	10.19
560 – 579	820	122,663,140.07	11.15
580 – 599	711	110,849,007.74	10.08
600 – 619	743	126,598,695.68	11.51
620 – 639	944	159,291,303.72	14.48
640 – 659	698	123,107,625.76	11.19
660 – 679	495	82,450,578.22	7.50
680 – 699	347	58,260,232.98	5.30
700 – 719	224	36,651,554.50	3.33
720 – 739	174	28,120,073.38	2.56
740 – 759	113	19,430,061.49	1.77
760 – 779	62	9,849,895.57	0.90
780 – 799	31	4,870,535.37	0.44
800 – 819	6	556,732.50	0.05
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,159	$ 267,000,027.80	24.27
New York	537	123,382,637.02	11.22
Illinois	523	79,586,466.82	7.24
Florida	536	65,195,346.49	5.93
Massachusetts	298	59,291,484.45	5.39
New Jersey	302	57,978,901.82	5.27
Michigan	372	45,803,844.50	4.16
Minnesota	276	43,048,699.18	3.91
Texas	386	39,095,947.48	3.55
Colorado	156	26,338,093.17	2.39
Ohio	267	25,913,613.91	2.36
Washington	131	24,181,915.03	2.20
Connecticut	140	23,737,274.30	2.16
Arizona	189	22,974,578.44	2.09
Pennsylvania	193	22,180,753.37	2.02
Maryland	121	19,149,345.58	1.74
Indiana	146	12,945,618.51	1.18
Missouri	130	12,484,839.21	1.13
Nevada	75	12,382,399.56	1.13
Rhode Island	75	11,689,063.30	1.06
Hawaii	48	11,461,492.41	1.04
Wisconsin	81	9,473,199.14	0.86
Alabama	96	9,084,418.37	0.83
Tennessee	78	8,118,153.70	0.74
Oregon	49	7,893,099.91	0.72
Iowa	88	7,850,169.79	0.71
Utah	44	6,442,394.56	0.59
New Hampshire	36	5,992,832.91	0.54
Louisiana	57	5,518,877.30	0.50
Nebraska	42	4,355,645.74	0.40
South Carolina	39	4,315,613.55	0.39
New Mexico	34	3,857,581.81	0.35
Kansas	33	3,311,732.28	0.30
Maine	27	2,956,668.45	0.27
Oklahoma	29	2,416,315.60	0.22
Kentucky	26	2,380,722.80	0.22
Alaska	12	1,923,007.41	0.17
Vermont	11	1,700,118.72	0.15
Mississippi	17	1,508,926.29	0.14
Delaware	8	1,267,829.95	0.12
Wyoming	9	943,081.19	0.09
Arkansas	10	861,716.85	0.08
Idaho	6	691,565.90	0.06
South Dakota	4	508,101.17	0.05
Montana	4	321,180.38	0.03
North Dakota	4	273,782.35	0.02
North Carolina	1	113,400.00	0.01
Georgia	1	97,525.42	0.01
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	6,331	$ 1,032,240,550.84	93.84
Non-Owner	531	60,657,162.90	5.51
Second Home	44	7,102,290.15	0.65
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	4,979	$ 775,728,748.18	70.52
Stated Documentation	1,476	246,278,824.50	22.39
Limited Documentation	451	77,992,431.21	7.09
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out (1)	3,945	$ 589,040,537.83	53.55
Refinance – Debt Consolidation No Cash Out (2)	2,240	383,787,443.97	34.89
Purchase	721	127,172,022.09	11.56
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
2. Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	1,596	$ 233,478,784.05	48.43
AA	818	108,504,970.18	22.51
A	286	41,765,551.87	8.66
B	521	63,008,297.70	13.07
C	257	32,501,179.15	6.74
D	27	2,836,643.50	0.59
Total:	**3,505**	**$ 482,095,426.45**	**100.00**

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	2,288	$ 423,080,198.59	68.47
2	450	81,768,699.30	13.24
3	282	48,653,008.04	7.87
4	211	36,779,320.10	5.95
5	123	20,193,618.52	3.27
6	47	7,429,732.89	1.20
Total:	**3,401**	**$ 617,904,577.44**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	5,513	$ 869,802,631.03	79.07
2-4 Family	585	105,651,250.72	9.60
PUD	323	58,524,883.39	5.32
Condo	345	50,703,809.55	4.61
Manufactured Housing	83	7,859,810.53	0.71
PUD Attached	24	3,913,365.90	0.36
Single Family Attached	33	3,544,252.77	0.32
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,633	$ 266,953,512.74	24.27
12	326	71,324,797.79	6.48
24	1,819	315,089,045.46	28.64
36	3,122	445,745,031.76	40.52
42	4	547,300.88	0.05
60	2	340,315.26	0.03
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	3,505	$ 482,095,426.45	43.83
Wholesale	3,401	617,904,577.44	56.17
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	6,433	$ 912,016,618.31	82.91
Non-Conforming Balance	473	187,983,385.58	17.09
Total:	**6,906**	**$ 1,100,000,003.89**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Collateral Summary

Statistics for the adjustable rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	5,360		
Aggregate Current Principal Balance:	$764,127,519.58		
Average Current Principal Balance:	$142,561.10		$47,929 – $499,582
Aggregate Original Principal Balance:	$764,832,212.00		
Average Original Principal Balance:	$142,692.58		$50,000 – $500,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	8.267%		4.900% - 13.500%
Wtd. Avg. Original Term (months):	354		180 – 360
Wtd. Avg. Remaining Term (months):	353		175 - 360
Margin :	6.201%		2.500% - 7.125%
Maximum Interest Rate :	14.360%		10.900% - 19.500%
Minimum Interest Rate :	8.360%		4.900% - 13.500%
Wtd. Avg. Original LTV:	79.95%		8.17% - 95.00%
Wtd. Avg. Borrower FICO:	608		500 – 807
Geographic Distribution (Top 5):	CA	19.04%	
	NY	10.11%	
	IL	8.42%	
	FL	6.82%	
	MA	5.86%	

DESCRIPTION OF GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	4,547	$ 649,509,416.47	85.00
Fixed Rate	813	114,618,103.11	15.00
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	157	$ 7,850,000.00	1.03
50,000.01 - 100,000.00	1,655	123,212,122.00	16.11
100,000.01 - 150,000.00	1,447	179,134,864.00	23.42
150,000.01 - 200,000.00	947	163,751,419.00	21.41
200,000.01 - 250,000.00	638	141,759,133.00	18.53
250,000.01 - 300,000.00	365	99,805,464.00	13.05
300,000.01 - 350,000.00	131	41,174,210.00	5.38
350,000.01 - 400,000.00	10	3,788,750.00	0.50
400,000.01 - 450,000.00	7	2,898,500.00	0.38
450,000.01 - 500,000.00	3	1,457,750.00	0.19
Total:	**5,360**	**$ 764,832,212.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
47,929.01 - 50,000.00	173	$ 8,637,285.34	1.13
50,000.01 - 100,000.00	1,645	122,895,187.01	16.08
100,000.01 – 150,000.00	1,444	178,819,148.63	23.40
150,000.01 – 200,000.00	953	164,957,244.76	21.59
200,000.01 – 250,000.00	630	140,088,159.73	18.33
250,000.01 – 300,000.00	364	99,458,370.90	13.02
300,000.01 – 350,000.00	131	41,134,358.98	5.38
350,000.01 – 400,000.00	10	3,783,980.64	0.50
400,000.01 - 450,000.00	7	2,896,451.60	0.38
450,000.01 - 500,000.00	3	1,457,331.99	0.19
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	154	$ 14,512,101.32	1.90
181 – 240	140	15,237,763.51	1.99
301 – 360	5,066	734,377,654.75	96.11
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 – 4.999	3	$ 469,316.48	0.06
5.000 – 5.499	6	911,162.70	0.12
5.500 – 5.999	16	3,661,719.76	0.48
6.000 – 6.499	194	33,822,209.21	4.43
6.500 – 6.999	649	111,637,444.48	14.61
7.000 – 7.499	533	88,210,888.77	11.54
7.500 – 7.999	919	146,190,305.85	19.13
8.000 – 8.499	609	87,811,458.94	11.49
8.500 – 8.999	802	106,759,934.26	13.97
9.000 – 9.499	393	45,373,200.38	5.94
9.500 – 9.999	526	58,831,630.22	7.70
10.000 – 10.499	159	16,435,598.06	2.15
10.500 – 10.999	252	29,450,495.13	3.85
11.000 – 11.499	93	10,945,395.64	1.43
11.500 – 11.999	121	13,727,914.83	1.80
12.000 – 12.499	56	6,799,414.42	0.89
12.500 – 12.999	26	2,938,193.31	0.38
13.000 –13.499	2	101,247.35	0.01
13.500 – 13.999	1	49,989.79	0.01
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.500 - 2.749	1	$ 183,895.27	0.03
3.250 - 3.499	6	738,495.13	0.11
3.750 - 3.999	9	1,273,437.06	0.20
4.000 - 4.249	3	419,411.86	0.06
4.750 - 4.999	1	130,000.00	0.02
5.000 – 5.249	1	114,713.94	0.02
5.250 - 5.499	752	107,273,853.49	16.52
5.500 - 5.749	70	13,069,147.56	2.01
5.750 - 5.999	1	100,016.89	0.02
6.000 - 6.249	21	2,493,139.36	0.38
6.250 - 6.499	1,244	159,942,194.82	24.63
6.500 - 6.749	2,409	359,258,850.03	55.31
6.750 - 6.999	11	1,768,243.91	0.27
7.000 - 7.249	18	2,744,017.15	0.42
Total:	**4,547**	**$ 649,509,416.47**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2004-08	1	$ 288,637.97	0.04
2004-09	32	4,302,989.23	0.66
2004-10	74	10,386,902.59	1.60
2004-11	174	23,556,438.06	3.63
2004-12	314	43,296,902.53	6.67
2005-01	201	31,798,561.04	4.90
2005-02	3,307	468,128,617.05	72.07
2005-03	444	67,750,368.00	10.43
Total:	**4,547**	**$ 649,509,416.47**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.500 – 10.999	3	$ 469,316.48	0.07
11.000 – 11.499	6	911,162.70	0.14
11.500 – 11.999	16	3,661,719.76	0.56
12.000 - 12.499	152	25,858,542.87	3.98
12.500 - 12.999	480	83,385,356.84	12.84
13.000 - 13.499	407	68,194,487.08	10.50
13.500 - 13.999	770	125,991,850.66	19.40
14.000 - 14.499	518	75,294,531.33	11.59
14.500 - 14.999	689	94,163,165.42	14.50
15.000 - 15.499	363	41,529,869.16	6.39
15.500 - 15.999	470	53,046,260.37	8.17
16.000 - 16.499	146	15,368,703.47	2.37
16.500 - 16.999	241	28,495,924.12	4.39
17.000 - 17.499	86	10,078,908.50	1.55
17.500 - 17.999	118	13,361,922.32	2.06
18.000 - 18.499	54	6,659,183.37	1.03
18.500 - 18.999	26	2,938,193.31	0.45
19.000 – 19.499	1	50,328.92	0.01
19.500 - 19.999	1	49,989.79	0.01
Total:	**4,547**	**$ 649,509,416.47**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 – 4.999	3	$ 469,316.48	0.07
5.000 – 5.499	6	911,162.70	0.14
5.500 – 5.999	16	3,661,719.76	0.56
6.000 - 6.499	152	25,858,542.87	3.98
6.500 - 6.999	480	83,385,356.84	12.84
7.000 - 7.499	407	68,194,487.08	10.50
7.500 - 7.999	770	125,991,850.66	19.40
8.000 - 8.499	518	75,294,531.33	11.59
8.500 - 8.999	689	94,163,165.42	14.50
9.000 - 9.499	363	41,529,869.16	6.39
9.500 - 9.999	470	53,046,260.37	8.17
10.000 – 10.499	146	15,368,703.47	2.37
10.500 – 10.999	241	28,495,924.12	4.39
11.000 – 11.499	86	10,078,908.50	1.55
11.500 – 11.999	118	13,361,922.32	2.06
12.000 – 12.499	54	6,659,183.37	1.03
12.500 – 12.999	26	2,938,193.31	0.45
13.000 – 13.499	1	50,328.92	0.01
13.500 – 13.999	1	49,989.79	0.01
Total:	**4,547**	**$ 649,509,416.47**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	4,547	$ 649,509,416.47	100.00
Total:	**4,547**	**$ 649,509,416.47**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	42	$ 3,356,002.06	0.44
30.01 – 35.00	27	2,527,125.36	0.33
35.01 – 40.00	41	3,926,725.34	0.51
40.01 – 45.00	45	4,682,196.03	0.61
45.01 – 50.00	67	7,509,930.07	0.98
50.01 – 55.00	89	10,881,466.48	1.42
55.01 – 60.00	193	24,204,580.89	3.17
60.01 – 65.00	280	36,254,981.21	4.74
65.01 – 70.00	312	42,232,408.69	5.53
70.01 – 75.00	712	95,268,692.34	12.47
75.01 – 80.00	895	125,912,880.78	16.48
80.01 – 85.00	951	138,960,357.13	18.19
85.01 – 90.00	1,391	215,045,341.97	28.14
90.01 – 95.00	315	53,364,831.23	6.98
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Score	20	$ 1,803,878.21	0.24
500 – 519	234	30,410,461.52	3.98
520 – 539	463	57,790,535.47	7.56
540 – 559	666	90,378,759.16	11.83
560 – 579	702	96,817,831.12	12.67
580 – 599	566	80,717,123.23	10.56
600 – 619	575	85,648,388.96	11.21
620 – 639	698	104,200,074.43	13.64
640 – 659	486	75,201,914.08	9.84
660 – 679	360	52,242,703.65	6.84
680 – 699	232	36,381,006.12	4.76
700 – 719	126	18,643,382.55	2.44
720 – 739	95	14,064,607.35	1.84
740 – 759	80	12,309,819.41	1.61
760 – 779	38	5,121,523.89	0.67
780 – 799	17	2,235,557.32	0.29
800 - 819	2	159,953.11	0.02
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	762	$ 145,523,009.19	19.04
New York	369	77,289,010.64	10.11
Illinois	445	64,354,533.76	8.42
Florida	431	52,098,787.66	6.82
Massachusetts	241	44,805,435.24	5.86
New Jersey	249	43,932,210.20	5.75
Michigan	309	34,615,660.53	4.53
Minnesota	233	34,240,498.28	4.48
Texas	321	31,273,173.19	4.09
Ohio	199	19,149,438.05	2.51
Colorado	123	18,483,706.44	2.42
Arizona	163	18,300,413.89	2.39
Washington	101	16,612,218.89	2.17
Connecticut	104	15,430,399.49	2.02
Pennsylvania	141	15,099,978.03	1.98
Maryland	100	14,620,186.80	1.91
Nevada	66	10,242,955.26	1.34
Indiana	118	9,919,354.08	1.30
Missouri	104	9,505,004.54	1.24
Wisconsin	70	8,342,955.58	1.09
Rhode Island	59	8,325,373.10	1.09
Iowa	83	7,293,555.13	0.95
Tennessee	69	6,684,447.50	0.87
Hawaii	30	6,381,123.78	0.84
Alabama	68	6,345,415.32	0.83
Oregon	40	5,753,069.56	0.75
Utah	39	5,287,088.80	0.69
New Hampshire	31	4,945,838.89	0.65
Louisiana	42	3,744,928.20	0.49
South Carolina	32	3,421,183.44	0.45
Kansas	33	3,311,732.28	0.43
Nebraska	29	2,703,261.58	0.35
New Mexico	26	2,690,006.98	0.35
Maine	22	2,372,079.10	0.31
Kentucky	21	2,021,042.33	0.26
Alaska	9	1,459,685.38	0.19
Mississippi	14	1,279,572.74	0.17
Vermont	9	1,133,021.99	0.15
Oklahoma	16	1,108,822.43	0.15
Wyoming	8	828,095.71	0.11
Delaware	7	826,829.95	0.11
Idaho	6	691,565.90	0.09
Arkansas	6	538,221.43	0.07
South Dakota	3	450,140.17	0.06
Montana	4	321,180.38	0.04
North Dakota	4	273,782.35	0.04
Georgia	1	97,525.42	0.01
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	4,914	$ 714,731,068.58	93.54
Non-Owner	413	45,234,221.62	5.92
Second Home	33	4,162,229.38	0.54
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	3,878	$ 546,526,765.12	71.52
Stated Documentation	1,118	162,750,792.13	21.30
Limited Documentation	364	54,849,962.33	7.18
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out (1)	3,108	$ 420,682,146.39	55.05
Refinance – Debt Consolidation No Cash Out (2)	1,704	261,684,467.66	34.25
Purchase	548	81,760,905.53	10.70
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

(1) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF GROUP I COLLATERAL

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	1,127	$ 158,477,172.51	42.44
AA	698	86,682,716.06	23.22
A	264	37,109,104.81	9.94
B	501	57,726,733.90	15.46
C	253	30,696,946.95	8.22
D	25	2,681,749.50	0.72
Total:	**2,868**	**$ 373,374,423.73**	**100.00**

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	1,604	$ 255,020,415.78	65.26
2	332	51,560,191.17	13.20
3	226	34,477,218.89	8.82
4	178	27,307,755.13	6.99
5	107	15,510,781.99	3.97
6	45	6,876,732.89	1.76
Total:	**2,492**	**$ 390,753,095.85**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	4,268	$ 596,940,977.19	78.12
2-4 Family	455	80,294,572.72	10.51
Condo	283	38,426,210.13	5.03
PUD	244	36,663,624.26	4.80
Manufactured Housing	64	6,155,395.86	0.81
PUD Attached	21	3,035,947.89	0.40
Single Family Attached	25	2,610,791.53	0.34
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,255	$ 187,163,046.49	24.49
12	164	30,586,837.37	4.00
24	1,561	235,500,105.18	30.82
36	2,377	310,418,946.41	40.62
42	2	252,786.25	0.03
60	1	205,797.88	0.03
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	2,868	$ 373,374,423.73	48.86
Wholesale	2,492	390,753,095.85	51.14
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	5,360	$ 764,127,519.58	100.00
Total:	**5,360**	**$ 764,127,519.58**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Collateral Summary

Statistics for the fixed rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,202		
Aggregate Current Principal Balance:	$199,312,958.41		
Average Current Principal Balance:	$165,817.77		$46,020 - $674,583
Aggregate Original Principal Balance:	$199,540,790.00		
Average Original Principal Balance:	$166,007.31		$50,000 - $675,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.574%		5.950% - 13.750%
Wtd. Avg. Original Term (months):	343		180 – 360
Wtd. Avg. Remaining Term (months):	342		175 – 360
Wtd. Avg. Original LTV:	80.16%		11.15% - 95.00%
Wtd. Avg. Borrower FICO:	645		503 – 810
Geographic Distribution (Top 5):	CA	27.95%	
	NY	15.59%	
	IL	5.70%	
	FL	5.55%	
	NJ	4.03%	

DESCRIPTION OF GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	1,202	$ 199,312,958.41	100.00
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	52	$ 2,600,000.00	1.30
50,000.01 - 100,000.00	364	26,660,603.00	13.36
100,000.01 - 150,000.00	260	31,998,828.00	16.04
150,000.01 - 200,000.00	169	29,155,735.00	14.61
200,000.01 - 250,000.00	122	26,987,411.00	13.52
250,000.01 - 300,000.00	76	20,739,795.00	10.39
300,000.01 - 350,000.00	54	17,629,690.00	8.84
350,000.01 - 400,000.00	50	18,912,488.00	9.48
400,000.01 - 450,000.00	29	12,190,340.00	6.11
450,000.01 - 500,000.00	23	10,932,150.00	5.48
500,000.01. - 550,000.00	2	1,058,750.00	0.53
650,000.01 - 700,000.00	1	675,000.00	0.34
Total:	**1,202**	**$ 199,540,790.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
46,019.01 - 50,000.00	57	$ 2,840,086.42	1.42
50,000.01 - 100,000.00	364	26,877,846.46	13.49
100,000.01 - 150,000.00	256	31,603,523.76	15.86
150,000.01 - 200,000.00	169	29,172,858.32	14.64
200,000.01 - 250,000.00	121	26,759,172.06	13.43
250,000.01 - 300,000.00	76	20,718,285.57	10.39
300,000.01 - 350,000.00	54	17,613,001.24	8.84
350,000.01 - 400,000.00	51	19,292,771.12	9.68
400,000.01 - 450,000.00	28	11,780,410.45	5.91
450,000.01 - 500,000.00	23	10,922,946.93	5.48
500,000.01. - 550,000.00	2	1,057,473.49	0.53
650,000.01 - 700,000.00	1	674,582.59	0.34
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	99	$ 10,474,256.69	5.26
181 – 240	99	12,031,690.60	6.04
301 – 360	1,004	176,807,011.12	88.71
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	1	$ 267,000.00	0.13
6.000 – 6.499	70	19,439,429.89	9.75
6.500 – 6.999	265	56,421,538.23	28.31
7.000 – 7.499	181	32,786,643.75	16.45
7.500 – 7.999	207	33,147,024.12	16.63
8.000 – 8.499	143	18,372,563.29	9.22
8.500 – 8.999	163	21,229,067.77	10.65
9.000 – 9.499	54	6,107,701.04	3.06
9.500 – 9.999	74	7,659,072.55	3.84
10.000 – 10.499	19	1,929,224.28	0.97
10.500 – 10.999	13	986,371.08	0.49
11.000 – 11.499	4	503,950.18	0.25
11.500 – 11.999	4	204,703.25	0.10
12.000 – 12.499	1	57,984.47	0.03
12.500 – 12.999	2	143,084.51	0.07
13.500 – 13.999	1	57,600.00	0.03
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	9	$ 903,866.50	0.45
30.01 – 35.00	10	1,088,155.72	0.55
35.01 – 40.00	10	1,070,463.54	0.54
40.01 – 45.00	11	1,416,625.61	0.71
45.01 – 50.00	19	2,985,340.50	1.50
50.01 – 55.00	30	3,829,307.44	1.92
55.01 – 60.00	43	5,866,276.36	2.94
60.01 – 65.00	51	9,175,784.31	4.60
65.01 – 70.00	68	10,185,704.23	5.11
70.01 – 75.00	118	18,083,884.43	9.07
75.01 – 80.00	197	33,018,568.71	16.57
80.01 – 85.00	182	29,684,538.16	14.89
85.01 – 90.00	377	65,515,217.67	32.87
90.01 – 95.00	77	16,489,225.23	8.27
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
501 – 519	8	$ 966,187.13	0.48
520 – 539	27	3,723,488.49	1.87
540 – 559	61	7,706,516.17	3.87
560 – 579	80	11,253,926.95	5.65
580 – 599	108	15,873,366.70	7.96
600 – 619	132	26,835,163.98	13.46
620 – 639	189	32,812,873.60	16.46
640 – 659	167	29,411,087.91	14.76
660 – 679	102	17,284,816.00	8.67
680 – 699	97	14,733,757.92	7.39
700 – 719	91	15,133,761.92	7.59
720 – 739	75	12,613,431.81	6.33
740 – 759	28	5,226,569.65	2.62
760 – 779	21	3,475,252.74	1.74
780 – 799	12	1,865,978.05	0.94
800 - 819	4	396,779.39	0.20
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	230	$ 55,716,148.72	27.95
New York	131	31,075,563.65	15.59
Illinois	68	11,360,360.60	5.70
Florida	100	11,068,028.89	5.55
New Jersey	38	8,030,690.13	4.03
Michigan	55	8,018,975.41	4.02
Massachusetts	36	6,614,831.18	3.32
Texas	60	6,013,550.88	3.02
Ohio	66	5,719,991.93	2.87
Colorado	27	5,393,088.63	2.71
Hawaii	18	5,080,368.63	2.55
Pennsylvania	47	5,024,253.85	2.52
Minnesota	33	4,821,900.58	2.42
Connecticut	24	3,486,603.11	1.75
Washington	19	3,285,031.65	1.65
Missouri	26	2,979,834.67	1.50
Alabama	28	2,739,003.05	1.37
Rhode Island	14	2,529,461.50	1.27
Indiana	26	2,241,264.43	1.12
Maryland	15	2,213,884.71	1.11
Arizona	20	1,939,268.71	0.97
Nebraska	13	1,652,384.16	0.83
Oklahoma	13	1,307,493.17	0.66
Nevada	7	1,306,783.20	0.66
New Mexico	8	1,167,574.83	0.59
Wisconsin	11	1,130,243.56	0.57
Oregon	6	1,040,542.86	0.52
Louisiana	13	904,407.90	0.45
South Carolina	7	894,430.11	0.45
Tennessee	7	669,441.15	0.34
New Hampshire	4	649,368.04	0.33
Maine	5	584,589.35	0.29
Iowa	5	556,614.66	0.28
Alaska	3	463,322.03	0.23
Kentucky	5	359,680.47	0.18
Utah	3	354,890.50	0.18
Arkansas	4	323,495.42	0.16
Mississippi	3	229,353.55	0.12
Wyoming	1	114,985.48	0.06
North Carolina	1	113,400.00	0.06
Vermont	1	79,892.06	0.04
South Dakota	1	57,961.00	0.03
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,090	$ 187,764,770.75	94.21
Non-Owner Occupied	105	10,421,254.42	5.23
Second Home	7	1,126,933.24	0.57
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	900	$ 149,561,626.19	75.04
Stated Documentation	244	38,680,880.83	19.41
Limited Documentation	58	11,070,451.39	5.55
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out (1)	679	$ 105,092,613.20	52.73
Refinance – Debt Consolidation No Cash Out (2)	412	73,250,848.10	36.75
Purchase	111	20,969,497.11	10.52
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
2. Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF GROUP II COLLATERAL

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	424	$ 56,860,956.76	81.87
AA	89	9,261,274.48	13.33
A	16	2,301,912.45	3.31
B	9	875,899.43	1.26
D	2	154,894.00	0.22
Total:	**540**	**$ 69,454,937.12**	**100.00**

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	521	$ 104,352,199.46	80.36
2	83	16,659,383.94	12.83
3	34	5,502,255.94	4.24
4	16	2,358,053.55	1.82
5	7	858,128.40	0.66
6	1	128,000.00	0.10
Total:	**662**	**$ 129,858,021.29**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	948	$ 155,590,859.99	78.06
2-4 Family	121	21,296,799.59	10.69
PUD	51	10,479,956.27	5.26
Condo	52	8,430,048.64	4.23
Manufactured Housing	19	1,704,414.67	0.86
Single Family Attached	8	933,461.24	0.47
PUD Attached	3	877,418.01	0.44
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

DESCRIPTION OF GROUP II COLLATERAL

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	283	$ 41,509,092.29	20.83
12	143	33,446,143.34	16.78
24	93	14,978,019.62	7.51
36	680	108,950,671.15	54.66
42	2	294,514.63	0.15
60	1	134,517.38	0.07
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	540	$ 69,454,937.12	34.85
Wholesale	662	129,858,021.29	65.15
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	1,073	$ 147,889,098.73	74.20
Non Conforming Balance	129	51,423,859.68	25.80
Total:	**1,202**	**$ 199,312,958.41**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Collateral Summary

Statistics for the adjustable rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	344		
Aggregate Current Principal Balance:	$136,559,525.90		
Average Current Principal Balance:	$396,975.37		$322,533 – $725,253
Aggregate Original Principal Balance:	$136,675,701.00		
Average Original Principal Balance:	$397,313.08		$323,000 – $725,750
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.739%		5.900% - 12.800%
Wtd. Avg. Original Term (months):	359		180 – 360
Wtd. Avg. Remaining Term (months):	358		179 - 360
Margin :	6.230%		3.950% - 7.125%
Maximum Interest Rate :	13.739%		11.900% - 18.800%
Minimum Interest Rate :	7.739%		5.900% - 12.800%
Wtd. Avg. Original LTV:	81.85%		46.45% - 95.00%
Wtd. Avg. Borrower FICO:	616		500 – 797
Geographic Distribution (Top 5):	CA	48.16%	
	NY	11.00%	
	MA	5.76%	
	NJ	4.41%	
	CT	3.53%	

DESCRIPTION OF GROUP III COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	344	$ 136,559,525.90	100.00
Total:	**344**	**$ 136,559,525.90**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
300,000.01 - 350,000.00	89	$ 29,959,903.00	21.92
350,000.01 - 400,000.00	124	46,554,236.00	34.06
400,000.01 - 450,000.00	69	29,561,865.00	21.63
450,000.01 - 500,000.00	56	27,026,947.00	19.77
500,000.01 – 550,000.00	1	512,000.00	0.37
550,000.01 – 600,000.00	4	2,335,000.00	1.71
700,000.01 – 750,000.00	1	725,750.00	0.53
Total:	**344**	**$ 136,675,701.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
300,000.01 - 350,000.00	90	$ 30,280,257.23	22.17
350,000.01 - 400,000.00	123	46,165,074.96	33.81
400,000.01 - 450,000.00	70	29,988,896.34	21.96
450,000.01 - 500,000.00	55	26,554,746.43	19.45
500,000.01 – 550,000.00	1	511,645.85	0.37
550,000.01 – 600,000.00	4	2,333,652.04	1.71
700,000.01 – 750,000.00	1	725,253.05	0.53
Total:	**344**	**$ 136,559,525.90**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	1	$ 398,791.95	0.29
301 – 360	343	136,160,733.95	99.71
Total:	**344**	**$ 136,559,525.90**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	4	$ 1,985,360.40	1.45
6.000 – 6.499	27	10,274,736.47	7.52
6.500 – 6.999	70	27,641,957.52	20.24
7.000 – 7.499	50	19,648,389.42	14.39
7.500 – 7.999	94	37,105,678.11	27.17
8.000 – 8.499	25	9,752,317.84	7.14
8.500 – 8.999	35	13,818,802.22	10.12
9.000 – 9.499	13	5,279,178.12	3.87
9.500 – 9.999	15	6,267,428.50	4.59
10.000 – 10.499	2	999,790.32	0.73
10.500 – 10.999	6	2,543,119.56	1.86
11.500 – 11.999	2	883,853.31	0.65
12.500 – 12.999	1	358,914.11	0.26
Total:	**344**	**$ 136,559,525.90**	**100.00**

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.750 – 3.999	3	$ 1,296,848.67	0.95
4.000 – 4.249	1	414,624.83	0.30
5.000 – 5.249	35	14,020,950.59	10.27
5.500 - 5.749	26	10,233,943.59	7.49
6.000 - 6.249	2	671,997.80	0.49
6.250 - 6.499	52	21,088,044.44	15.44
6.500 - 6.749	222	87,705,119.15	64.22
7.000 - 7.249	3	1,127,996.83	0.83
Total:	**344**	**$ 136,559,525.90**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2004-09	1	$ 466,083.78	0.34
2004-10	3	1,112,702.94	0.81
2004-11	5	1,923,193.84	1.41
2004-12	12	4,703,521.38	3.44
2005-01	23	9,318,264.87	6.82
2005-02	254	101,052,476.09	74.00
2005-03	46	17,983,283.00	13.17
Total:	**344**	**$ 136,559,525.90**	**100.00**

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 – 11.999	4	$ 1,985,360.40	1.45
12.000 - 12.499	27	10,274,736.47	7.52
12.500 - 12.999	70	27,641,957.52	20.24
13.000 - 13.499	50	19,648,389.42	14.39
13.500 - 13.999	94	37,105,678.11	27.17
14.000 - 14.499	25	9,752,317.84	7.14
14.500 - 14.999	35	13,818,802.22	10.12
15.000 - 15.499	13	5,279,178.12	3.87
15.500 - 15.999	15	6,267,428.50	4.59
16.000 - 16.499	2	999,790.32	0.73
16.500 - 16.999	6	2,543,119.56	1.86
17.500 - 17.999	2	883,853.31	0.65
18.500 - 18.999	1	358,914.11	0.26
Total:	**344**	**$ 136,559,525.90**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	4	$ 1,985,360.40	1.45
6.000 - 6.499	27	10,274,736.47	7.52
6.500 - 6.999	70	27,641,957.52	20.24
7.000 - 7.499	50	19,648,389.42	14.39
7.500 - 7.999	94	37,105,678.11	27.17
8.000 - 8.499	25	9,752,317.84	7.14
8.500 - 8.999	35	13,818,802.22	10.12
9.000 - 9.499	13	5,279,178.12	3.87
9.500 - 9.999	15	6,267,428.50	4.59
10.000 – 10.499	2	999,790.32	0.73
10.500 – 10.999	6	2,543,119.56	1.86
11.500 – 11.999	2	883,853.31	0.65
12.500 – 12.999	1	358,914.11	0.26
Total:	**344**	**$ 136,559,525.90**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	344	$ 136,559,525.90	100.00
Total:	**344**	**$ 136,559,525.90**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
45.01 – 50.00	4	$ 1,657,745.59	1.21
50.01 – 55.00	2	884,754.05	0.65
55.01 – 60.00	5	2,065,339.56	1.51
60.01 – 65.00	13	5,332,729.33	3.91
65.01 – 70.00	29	11,946,598.57	8.75
70.01 – 75.00	34	14,582,967.35	10.68
75.01 – 80.00	53	21,541,739.79	15.77
80.01 – 85.00	53	20,439,549.77	14.97
85.01 – 90.00	112	42,895,033.73	31.41
90.01 – 95.00	39	15,213,068.16	11.14
Total:	**344**	**$ 136,559,525.90**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 – 519	13	$ 5,396,990.26	3.95
520 – 539	12	5,094,326.01	3.73
540 – 559	34	14,029,424.49	10.27
560 – 579	38	14,591,382.00	10.68
580 – 599	37	14,258,517.81	10.44
600 – 619	36	14,115,142.74	10.34
620 – 639	57	22,278,355.69	16.31
640 – 659	45	18,494,623.77	13.54
660 – 679	33	12,923,058.57	9.46
680 – 699	18	7,145,468.94	5.23
700 – 719	7	2,874,410.03	2.10
720 – 739	4	1,442,034.22	1.06
740 – 759	5	1,893,672.43	1.39
760 – 779	3	1,253,118.94	0.92
780 – 799	2	769,000.00	0.56
Total:	**344**	**$ 136,559,525.90**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	167	$ 65,760,869.89	48.16
New York	37	15,018,062.73	11.00
Massachusetts	21	7,871,218.03	5.76
New Jersey	15	6,016,001.49	4.41
Connecticut	12	4,820,271.70	3.53
Washington	11	4,284,664.49	3.14
Minnesota	10	3,986,300.32	2.92
Illinois	10	3,871,572.46	2.84
Michigan	8	3,169,208.56	2.32
Arizona	6	2,734,895.84	2.00
Colorado	6	2,461,298.10	1.80
Maryland	6	2,315,274.07	1.70
Pennsylvania	5	2,056,521.49	1.51
Florida	5	2,028,529.94	1.49
Texas	5	1,809,223.41	1.32
Oregon	3	1,099,487.49	0.81
Ohio	2	1,044,183.93	0.76
Louisiana	2	869,541.20	0.64
Rhode Island	2	834,228.70	0.61
Nevada	2	832,661.10	0.61
Utah	2	800,415.26	0.59
Indiana	2	785,000.00	0.57
Tennessee	2	764,265.05	0.56
Vermont	1	487,204.67	0.36
Delaware	1	441,000.00	0.32
New Hampshire	1	397,625.98	0.29
Total:	**344**	**$ 136,559,525.90**	**100.00**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	327	$ 129,744,711.51	95.01
Non-Owner	13	5,001,686.86	3.66
Second Home	4	1,813,127.53	1.33
Total:	**344**	**$ 136,559,525.90**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	201	$ 79,640,356.87	58.32
Stated Documentation	114	44,847,151.54	32.84
Limited Documentation	29	12,072,017.49	8.84
Total:	**344**	**$ 136,559,525.90**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out (1)	158	$ 63,265,778.24	46.33
Refinance – Debt Consolidation No Cash Out (2)	124	48,852,128.21	35.77
Purchase	62	24,441,619.45	17.90
Total:	**344**	**$ 136,559,525.90**	**100.00**

(3) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(4) Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	45	$ 18,140,654.78	46.20
AA	31	12,560,979.64	31.99
B	11	4,405,664.37	11.22
A	6	2,354,534.61	6.00
C	4	1,804,232.20	4.59
Total:	**97**	**$ 39,266,065.60**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	163	$ 63,707,583.35	65.48
2	35	13,549,124.19	13.93
3	22	8,673,533.21	8.91
4	17	7,113,511.42	7.31
5	9	3,824,708.13	3.93
6	1	425,000.00	0.44
Total:	**247**	**$ 97,293,460.30**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	297	$ 117,270,793.85	85.88
PUD	28	11,381,302.86	8.33
2-4 Family	9	4,059,878.41	2.97
Condo	10	3,847,550.78	2.82
Total:	**344**	**$ 136,559,525.90**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	95	$ 38,281,373.96	28.03
12	19	7,291,817.08	5.34
24	165	64,610,920.66	47.31
36	65	26,375,414.20	19.31
Total:	**344**	**$ 136,559,525.90**	**100.00**

DESCRIPTION OF GROUP III COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	97	$ 39,266,065.60	28.75
Wholesale	247	97,293,460.30	71.25
Total:	**344**	**$ 136,559,525.90**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non Conforming Balance	344	$ 136,559,525.90	100.00
Total:	**344**	**$ 136,559,525.90**	**100.00**

Sensitivity Analysis

To Optional Termination Date

Class AV-1

Fixed **ARM**	**50 PPC** **14 CPR**	**75 PPC** **21 CPR**	**100 PPC** **27 CPR**	**125 PPC** **33 CPR**	**150 PPC** **40 CPR**
Average Life (yr)	4.96	3.36	2.55	1.97	1.45
Principal Window	Apr03 - Aug17	Apr03 - Feb13	Apr03 - Oct10	Apr03 - Mar09	Apr03 - Jan08

Class AF Priced at Par

Fixed **ARM**	**50 PPC** **14 CPR**	**75 PPC** **21 CPR**	**100 PPC** **27 CPR**	**125 PPC** **33 CPR**	**150 PPC** **40 CPR**
Yield (%)	3.73	3.71	3.69	3.67	3.65
Average Life (yr)	5.70	4.01	3.11	2.50	2.04
Modified Duration	4.78	3.53	2.81	2.30	1.90
Principal Window	Apr03 - Aug17	Apr03 - Feb13	Apr03 - Oct10	Apr03 - Mar09	Apr03 - Jan08

Class AV-2

Fixed **ARM**	**50 PPC** **14 CPR**	**75 PPC** **21 CPR**	**100 PPC** **27 CPR**	**125 PPC** **33 CPR**	**150 PPC** **40 CPR**
Average Life (yr)	4.82	3.24	2.45	1.87	1.34
Principal Window	Apr03 - Aug17	Apr03 - Feb13	Apr03 - Oct10	Apr03 - Mar09	Apr03 - Jan08

Class M-1

Fixed **ARM**	**50 PPC** **14 CPR**	**75 PPC** **21 CPR**	**100 PPC** **27 CPR**	**125 PPC** **33 CPR**	**150 PPC** **40 CPR**
Average Life (yr)	9.64	6.57	5.18	4.56	4.56
Principal Window	Nov07 - Aug17	May06 - Feb13	Jul06 - Oct10	Sep06 - Mar09	Jan07 - Jan08

Class M-2

Fixed **ARM**	**50 PPC** **14 CPR**	**75 PPC** **21 CPR**	**100 PPC** **27 CPR**	**125 PPC** **33 CPR**	**150 PPC** **40 CPR**
Average Life (yr)	9.64	6.57	5.12	4.36	4.00
Principal Window	Nov07 - Aug17	May06 - Feb13	May06 - Oct10	Jun06 - Mar09	Aug06 - Jan08

Class M-3

Fixed **ARM**	**50 PPC** **14 CPR**	**75 PPC** **21 CPR**	**100 PPC** **27 CPR**	**125 PPC** **33 CPR**	**150 PPC** **40 CPR**
Average Life (yr)	9.64	6.57	5.10	4.28	3.81
Principal Window	Nov07 - Aug17	May06 - Feb13	Apr06 - Oct10	May06 - Mar09	Jun06 - Jan08

Class M-2

Fixed **ARM**	**50 PPC** **14 CPR**	**75 PPC** **21 CPR**	**100 PPC** **27 CPR**	**125 PPC** **33 CPR**	**150 PPC** **40 CPR**
Average Life (yr)	9.64	6.57	5.09	4.26	3.75
Principal Window	Nov07 - Aug17	May06 - Feb13	Apr06 - Oct10	Apr06 - Mar09	May06 - Jan08

Sensitivity Analysis

To Optional Termination Date

Class S at 7.3547

	30 CPR	61 CPR	61.1 CPR	66.5 CPR	66.6 CPR
Yield (%)	5.00	5.00	3.91	0.37	-0.89
Average Life (yr)	1.61	1.61	1.60	1.54	1.53
Modified Duration	0.98	0.98	0.97	0.95	0.95
Principal Window	Apr03 - Sep05	Apr03 - Sep05	Apr03 - Aug05	Apr03 - May05	Apr03 - Apr05

Sensitivity Analysis

To Maturity

Class AV-1

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 33 CPR	150 PPC 40 CPR
Average Life (yr)	5.30	3.62	2.75	2.13	1.57
Principal Window	Apr03 - Dec29	Apr03 - Feb24	Apr03 - Aug19	Apr03 - May16	Apr03 - Oct13

Class AF Priced at Par

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 33 CPR	150 PPC 40 CPR
Yield (%)	3.75	3.75	3.74	3.72	3.70
Average Life (yr)	6.19	4.45	3.45	2.78	2.28
Modified Duration	5.04	3.80	3.05	2.51	2.09
Principal Window	Apr03 - Feb31	Apr03 - Aug26	Apr03 - Oct21	Apr03 - Mar18	Apr03 - Jul15

Class AV-2

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 33 CPR	150 PPC 40 CPR
Average Life (yr)	5.12	3.47	2.62	2.01	1.43
Principal Window	Apr03 - Aug29	Apr03 - Jun23	Apr03 - Feb19	Apr03 - Dec15	Apr03 - May13

Class M-1

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 33 CPR	150 PPC 40 CPR
Average Life (yr)	10.51	7.26	5.71	5.00	4.98
Principal Window	Nov07 - Jul28	May06 - Dec22	Jul06 - Jul18	Sep06 - Jul15	Jan07 - May13

Class M-2

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 33 CPR	150 PPC 40 CPR
Average Life (yr)	10.40	7.16	5.58	4.73	4.29
Principal Window	Nov07 - Jun25	May06 - May19	May06 - Sep15	Jun06 - Feb13	Aug06 - Mar11

Class M-3

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 33 CPR	150 PPC 40 CPR
Average Life (yr)	10.19	6.99	5.42	4.54	4.02
Principal Window	Nov07 - Sep22	May06 - Jan17	Apr06 - Oct13	May06 - Aug11	Jun06 - Dec09

Class M-2

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 33 CPR	150 PPC 40 CPR
Average Life (yr)	9.85	6.73	5.21	4.36	3.82
Principal Window	Nov07 - Nov19	May06 - Oct14	Apr06 - Jan12	Apr06 - Apr10	May06 - Nov08

Net WAC Cap for Class AV-1

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)
1	4.30	4.30	32	7.50	9.87	63	7.48	12.15
2	7.01	7.01	33	7.75	10.20	64	7.73	12.55
3	6.76	6.76	34	7.49	9.87	65	7.48	12.14
4	6.97	6.97	35	7.49	9.88	66	7.48	12.14
5	6.72	6.72	36	8.30	11.80	67	7.73	12.54
6	6.70	6.70	37	7.49	10.66	68	7.48	12.13
7	7.03	7.03	38	7.74	11.01	69	7.73	12.53
8	6.78	6.78	39	7.49	10.65	70	7.48	12.12
9	6.99	6.99	40	7.74	11.00	71	7.48	12.12
10	6.75	6.75	41	7.49	10.66	72	8.28	13.42
11	6.72	6.72	42	7.49	11.43	73	7.48	12.11
12	7.17	7.17	43	7.74	11.81	74	7.73	12.51
13	6.89	6.89	44	7.49	11.43	75	7.48	12.11
14	7.10	7.10	45	7.74	11.80	76	7.73	12.51
15	6.85	6.85	46	7.49	11.42	77	7.48	12.10
16	7.06	7.06	47	7.49	11.43	78	7.48	12.10
17	6.82	6.82	48	8.29	13.51	79	7.73	12.50
18	6.80	6.80	49	7.49	12.19	80	7.48	12.09
19	7.25	7.25	50	7.74	12.60	81	7.73	12.49
20	7.01	7.01	51	7.49	12.19	82	7.48	12.08
21	7.23	7.23	52	7.74	12.59	83	7.48	12.08
22	6.98	6.98	53	7.49	12.18	84	8.28	13.37
23	6.97	6.98	54	7.49	12.18	85	7.48	12.07
24	7.70	9.46	55	7.74	12.58	86	7.72	12.47
25	7.22	8.81	56	7.49	12.17	87	7.47	12.07
26	7.45	9.10	57	7.74	12.57	88	7.72	12.46
27	7.20	8.79	58	7.49	12.16	89	7.47	12.06
28	7.43	9.08	59	7.49	12.16	90	7.47	12.06
29	7.18	8.78	60	8.00	13.00	91	7.72	12.45
30	7.18	9.56	61	7.48	12.15			
31	7.75	10.21	62	7.73	12.56			

(1) Assumes 6mLIBOR stays at 1.34 and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed.

Net WAC Cap for Class AV-2

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)
1	4.43	4.43	32	7.00	9.91	63	7.00	12.81
2	7.24	7.24	33	7.24	10.24	64	7.24	13.24
3	7.00	7.00	34	7.00	9.91	65	7.00	12.81
4	7.24	7.24	35	7.00	9.91	66	7.00	12.81
5	7.00	7.00	36	7.76	12.04	67	7.24	13.24
6	7.00	7.00	37	7.00	10.88	68	7.00	12.81
7	7.24	7.24	38	7.24	11.24	69	7.24	13.24
8	7.00	7.00	39	7.00	10.88	70	7.00	12.81
9	7.24	7.24	40	7.24	11.24	71	7.00	12.81
10	7.00	7.00	41	7.00	10.88	72	7.76	14.18
11	7.00	7.00	42	7.00	11.84	73	7.00	12.81
12	7.49	7.49	43	7.24	12.24	74	7.24	13.24
13	7.00	7.00	44	7.00	11.84	75	7.00	12.81
14	7.24	7.24	45	7.24	12.24	76	7.24	13.24
15	7.00	7.00	46	7.00	11.84	77	7.00	12.81
16	7.24	7.24	47	7.00	11.84	78	7.00	12.81
17	7.00	7.00	48	7.76	14.18	79	7.24	13.24
18	7.00	7.00	49	7.00	12.81	80	7.00	12.81
19	7.24	7.24	50	7.24	13.24	81	7.24	13.24
20	7.00	7.00	51	7.00	12.81	82	7.00	12.81
21	7.24	7.24	52	7.24	13.24	83	7.00	12.81
22	7.00	7.00	53	7.00	12.81	84	7.76	14.18
23	7.00	7.00	54	7.00	12.81	85	7.00	12.81
24	7.76	9.90	55	7.24	13.24	86	7.24	13.24
25	7.00	8.94	56	7.00	12.81	87	7.00	12.81
26	7.24	9.24	57	7.24	13.24	88	7.24	13.24
27	7.00	8.94	58	7.00	12.81	89	7.00	12.81
28	7.24	9.24	59	7.00	12.81	90	7.00	12.81
29	7.00	8.94	60	7.49	13.69	91	7.24	13.24
30	7.00	9.91	61	7.00	12.81			
31	7.24	10.24	62	7.24	13.24			

(1) Assumes 6mLIBOR stays at 1.34 and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed.

Net WAC Cap for Class M Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2) (%)		Period	NWC (1) (%)	NWC (2) (%)		Period	NWC (1) (%)	NWC (2) (%)
1	4.32	4.32		32	7.32	9.33		63	7.28	11.02
2	7.05	7.05		33	7.56	9.64		64	7.53	11.38
3	6.81	6.81		34	7.32	9.33		65	7.28	11.01
4	7.02	7.02		35	7.32	9.33		66	7.28	11.00
5	6.78	6.78		36	8.10	11.06		67	7.52	11.36
6	6.76	6.76		37	7.32	9.99		68	7.28	10.99
7	7.06	7.06		38	7.56	10.32		69	7.52	11.35
8	6.82	6.82		39	7.31	9.97		70	7.28	10.98
9	7.04	7.04		40	7.55	10.27		71	7.28	10.98
10	6.80	6.80		41	7.30	9.92		72	8.06	12.15
11	6.78	6.78		42	7.30	10.54		73	7.28	10.97
12	7.23	7.23		43	7.54	10.85		74	7.52	11.33
13	6.89	6.89		44	7.29	10.48		75	7.28	10.96
14	7.11	7.11		45	7.54	10.82		76	7.52	11.32
15	6.87	6.87		46	7.29	10.47		77	7.28	10.95
16	7.09	7.09		47	7.29	10.47		78	7.27	10.94
17	6.85	6.85		48	8.07	12.28		79	7.52	11.30
18	6.83	6.83		49	7.29	11.09		80	7.27	10.93
19	7.22	7.22		50	7.53	11.45		81	7.52	11.29
20	6.98	6.98		51	7.29	11.08		82	7.27	10.92
21	7.20	7.20		52	7.53	11.44		83	7.27	10.92
22	6.96	6.96		53	7.29	11.07		84	8.05	12.08
23	6.95	6.96		54	7.29	11.06		85	7.27	10.91
24	7.68	9.17		55	7.53	11.42		86	7.51	11.27
25	7.12	8.47		56	7.29	11.05		87	7.27	10.90
26	7.35	8.75		57	7.53	11.41		88	7.51	11.26
27	7.11	8.46		58	7.29	11.04		89	7.27	10.89
28	7.34	8.73		59	7.29	11.04		90	7.27	10.88
29	7.10	8.45		60	7.79	11.79		91	7.51	11.24
30	7.09	9.11		61	7.28	11.03				
31	7.56	9.64		62	7.53	11.39				

(1) Assumes 6mLIBOR stays at 1.34 and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Warburg

Asset Backed Finance

Shahid Quraishi	212-713-2728
Paul Scialabba	212-713-9832
Peter Faigl	212-713-2549
Jaka Ismail	212-713-4129
Olivier D'Meza	212-713-1427

ABS Syndicate & Trading

Jack McCleary	212-713-4330
Eric Marcus	212-713-4002